EXHIBIT (2)(s)

Calculation of Filing Fee Tables

Form N-2

(Form Type)

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 2), LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial Effective Date	Filing Fee Previously Paid in Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid
Fees Previously Paid
Carry Forward Securities
Carry Forward Securities	Equity	Shares of Beneficial Interest	Rule 415(a)(6)	28,549.3048					N-2	333-231853	July 31, 2019	$3,636
Total Offering Amounts
Total Fees Previously Paid								—
Total Fee Offsets								—
Net Fee Due								$0.00